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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 - 53569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Eureka Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive - Suite 430
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Svetlana Simkina 646-277-8429
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/10

OATH OR AFFIRMATION

I, Svetlana Simkina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eureka Capital Markets, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Director

Title

Notary Public


JUNE VICARI
NOTARY PUBLIC STATE OF NEW YORK
QUEENS COUNTY
LIC. #01VI6110445
COMM. EXP 5/24/2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUREKA CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition December 31, 2009	3
Statement of Income Year Ended December 31, 2009	4
Statement of Changes in Member's Equity Year Ended December 31, 2009	5
Statement of Cash Flows Year Ended December 31, 2009	6
Notes to Financial Statements	7-10
Supplemental Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934:	
I - Computation of Net Capital Under Rule 15c3-1 December 31, 2009	11
II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009	12
III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009	13
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	14-15

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Eureka Capital Markets, LLC

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC (a Wholly-Owned Subsidiary of Eureka Capital Partners, LLC and a Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 22, 2010

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 665,741
Accounts receivable	2,000
Total	$ 667,741

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 700
Due to Parent	88,983
Total liabilities	89,683
Member's equity	578,058
Total	$ 667,741

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Fee income	$ 2,194,888
Interest income	2,332
Total revenue	2,197,220
Expenses:	
Commissions	760,237
Compensation and benefits	224,600
Rent	114,085
Regulatory fees	24,457
Professional fees	84,278
Marketing	52,681
Communications	21,927
Travel and entertainment	40,904
Office supplies	43,146
Office management	43,749
Consulting	64,654
Other	14,455
Total expenses	1,489,173
Income before income taxes	708,047
Provision for income taxes	24,005
Net income	$ 684,042

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance, beginning of year	$ 666,778
Net income	684,042
Distributions	(772,762)
Balance, end of year	$ 578,058

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income	$ 684,042
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	99,009
Due to Parent	55,540
Accrued expenses and other liabilities	(26,600)
Net cash provided by operating activities	811,991
Financing activities:	
Distributions	(772,762)
Net cash used in financing activities	(772,762)
Net increase in cash and cash equivalents	39,229
Cash and cash equivalents, beginning of year	626,512
Cash and cash equivalents, end of year	$ 665,741
Supplemental disclosure of cash flow data:	
Taxes paid	$ 13,272

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Eureka Capital Markets, LLC (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP") (the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority, Inc. ('FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's liability is limited to capital contributed. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, business restructurings and other financial services.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all demand and time deposits with maturities of three months or less when acquired to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client.

Note 1 - Business and summary of significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Income taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to a tax-sharing policy, UBT for the Company, which is subject to an apportionment formula, is determined on the basis of its separate taxable income.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2009.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of the guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Note 1 - Business and summary of significant accounting policies (concluded):

Marketing:

Marketing costs are expensed as incurred. Marketing expense totaled $52,681 for the year ended December 31, 2009.

Subsequent events:

The Company has evaluated subsequent events through February 22, 2010 which is the date the financial statements were available to be issued.

Note 2 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2009 were paid by ECP. The Company and ECP have an expense sharing agreement, as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $40,000 per month for operating expenses relating to its broker-dealer activities. The Company's share of these expenses is approximately 50% of total costs for compensation and benefits, marketing, technology, telephone, travel and entertainment, accounting, tax, office supplies, rent and subscriptions. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. In September 2009, the monthly management fee the Company paid to ECP was increased from $40,000 to $78,000 and the Company's estimated share of ECP expenses was increased from 50% to 58%.

The Company shares office space with ECP. ECP has allocated rent expense of $114,085 to the Company for the year ended December 31, 2009.

Note 3 - Commission payable:

Commissions are due and payable only when the accounts receivable have been collected by the Company. At December 31, 2009, there was $700 of commissions payable.

Note 4 - Concentrations of credit risk:

The Company had accounts receivable of $2,000 with one client as of December 31, 2009.

The Company had revenue concentrations with three clients representing 67% of revenues for the year ended December 31, 2009.

Cash:

At December 31, 2009, cash consisted of checking and interest bearing accounts. From time to time during 2009, the Company had cash balances in excess of the Federally insured limits. As of December 31, 2009, the Company's cash balances were within Federally insured limits.

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $571,773, which was $565,795 in excess of its required net capital of $5,978. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net capital:	
Total member's equity	$ 578,058
Deductions and/or charges:	
Deduct: nonallowable assets - accounts receivable	2,000
Add: commissions payable	700
Net capital before Haircuts	576,758
Haircuts on securities: money market account	(4,985)
Net capital	$ 571,773
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 700
Due to Parent	88,983
Aggregate indebtedness	$ 89,683
Compuation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,978
Excess of net capital	$ 565,795
Excess net capital at 1,000%	$ 562,804
Ratio of aggregate indebtedness to net capital	.16 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Eureka Capital Markets, LLC

In planning and performing our audit of the financial statements of Eureka Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of Eureka Capital Markets, LLC, management, the SEC, The Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
February 22, 2010

Eureka Capital Markets, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009